Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cigna Corporation and Express Scripts Holding Company
(Commission File No. 001-08323)
Date: March 8, 2018

On March 8, 2018 Cigna Corporation made available the following presentation.

 Cigna to Acquire Express Scripts  March 8, 2018

 2    Focus on differentiated strengths  Important Information for Investors and Shareholders  CAUTIONARY NOTES ON FORWARD LOOKING STATEMENTS Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.Forward-looking statements, including as they relate to Express Scripts (“Express Scripts”) or Cigna (“Cigna”), the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts and Cigna do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:• the inability of Express Scripts and Cigna to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; • a longer time than anticipated to consummate the proposed merger; • problems regarding the successful integration of the businesses of Express Scripts and Cigna;• unexpected costs regarding the proposed merger; • diversion of management’s attention from ongoing business operations and opportunities; • potential litigation associated with the proposed merger; • the ability to retain key personnel; • the availability of financing; • effects on the businesses as a result of uncertainty surrounding the proposed merger; and • the industry may be subject to future risks that are described in SEC reports filed by Express Scripts and Cigna.You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts and Cigna described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.

 3    Focus on differentiated strengths  Important Information for Investors and Shareholders  IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND ITThis communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, the newly formed company which will become the holding company following the transaction (“Holdco”)” intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Cigna and Express Scripts that also constitutes a prospectus of Holdco. Cigna and Express Scripts also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco, Cigna and Express Scripts with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna will be available free of charge on Cigna’s website at www.Cigna.com or by contacting Cigna’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts’ website at www.express-scripts.com or by contacting Express Scripts’ Investor Relations Department at (314) 810-3115.PARTICIPANTS IN THE SOLICITATIONCigna (and, in some instances, Holdco) and Express Scripts and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna (and, in some instances, Holdco) in Cigna’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, and its preliminary proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 2, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts ’s directors and executive officers in Express Scripts’ Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and its proxy statement for its 2017 Annual Meeting, which was filed with the SEC on March 17, 2017. You may obtain free copies of these documents at the SEC’s website at www.sec.gov, at Cigna’ website at www.Cigna.com or by contacting Cigna’ Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts’ website at www.express-scripts.com or by contacting Express Scripts’ Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions. NO OFFER OR SOLICITATIONThis communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

 4    Focus on differentiated strengths  Important Information for Investors and Shareholders  NON-GAAP MEASURES AND OTHER KEY INFORMATIONThroughout this presentation, we use various financial measures when describing its financial results and outlook that are not determined in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Adjusted income from operations, on a consolidated basis, is not determined in accordance with GAAP. Throughout this presentation, the term “earnings per share” or “EPS” means adjusted income from operations on a fully diluted per share basis.The slide titled “Definitions of Key Financial Terms” includes our definition of adjusted income from operations and an explanation of why management uses this measure. The “Definitions of Key Financials Terms” slide also includes definitions of other financial or business metrics referenced throughout this presentation, including consolidated operating revenues.

 Participants   5  David CordaniCigna President and Chief Executive Officer Tim WentworthExpress Scripts President and Chief Executive Officer Eric PalmerCigna EVP and Chief Financial Officer Will McDowellCigna VP Investor Relations

 6  Global Health Care Market Trends…    … Drive Key Needs for the People We Serve  Health Care Professionals  Clients  Government  Customers  Communities   Tremendous need for personalization, affordability and predictability    Affordability and accessibility challenges  Regulatory and legislative climate  Aging population   Eroding health status  Changing role of consumers  Technological innovation

   7    Go Deeper  Go Local  Go Beyond  Expands and deepens our customer, client and partner relationships; Increases depth in targeted sub-segments, geographies  Ensures our solution suite and services meet customer, client and partner needs at a local market level  Further innovates and differentiates our businesses, the experiences we deliver, and overall social impact  Cigna’s Enterprise Strategy  Combination with Express Scripts accelerates Cigna’s Enterprise Strategy

Acquisition of Express Scripts Makes Health Care Simpler

CUSTOMERS
CLIENTS
PARTNERS



Consumer Choice

- Full suite of health engagement services
- Accessible through ways that are easiest for the customer
- Technology solutions to support care decisions

Patient-Provider Alignment

- Connective tissue between individuals and their health care providers
- A more coordinated approach to an individual's health care journey

Personalized Value

- Build health care services around customer, client and health plan needs
- Actionable insights and predictive analytics
- Adoption of evidence-based care
- Deliver industry-leading innovation

Charting a healthier, more affordable, and more personalized health care journey

8

Combining Two Leading Health Services and Pharmacy Services Companies

Cigna

Commercial Employer

- Industry leading medical trend
- Deeply integrated behavioral, medical and specialty pharmacy offerings

Seniors

- Market-leading customer experience: MA has earned a NPS score of 70
- Strong clinical capabilities and expertise in care coordination

Global Supplemental

- Leading direct to consumer distribution capabilities
- Personalized solutions tailored to emerging market needs

Group Disability

- Leading disability absence management model that creates cost savings for employers
- Best-in-class return to work results

Shared Strengths

Broad Portfolio of Specialty Services

Leading Specialty Pharmacy Expertise

Integrated Behavioral, Medical & Pharmacy Management

Cost Affordability & Clinical Quality

Advanced Analytics

Express Scripts

Core PBM Services

- Differentiated Pharmacy Trend
- Home Delivery Pharmacy: Efficient e-commerce platform processes 115+ million annual prescriptions
- Retail Network: With 70,000+ pharmacies, provides members with optionality and lowest cost Rx fill
- Clinical Solutions: Driven by SafeGuardRx deliver greater value, better health outcomes

Specialty

- Differentiated clinical specialization through Accredo improves adherence and health
- Specialized care models for the most chronic and complex diseases have earned a NPS score above 70

Medical Management

- Leading medical benefit manager through eviCore

Simplifies the health care journey with 1+ billion customer touch points annually

9

 Our Beliefs as a Combined Company  78_84 98_84 103_84 107_84 1028_84 1043_84 63_84  overall_0_131619012318314707 columns_1_131619012318314707        Keep the healthy and at risk populations healthy  Deliver best in class quality of care for people with acute and chronic conditions  Take full advantage of preventive care  Maximize adoption of evidence-based care  Leveraging enhanced real time data across an expanded platform  Deliver industry leading innovation to support care decisions                                                                        Advances our mission of improving the health, well-being and sense of security of those we serve around the world  10

     Pharmacies      Health plans      Pharma Manufacturers      Delivery systems      Consumers      Employers      Policy R&D  Combination Will Expand our Value Proposition for All Stakeholders  Long-term Vision  Today  +  +  +  +  +  +            +                    11  Ensure broad and seamless access to care (providers and pharmacies)  Be a trusted life and health care decision making partner, helping customers navigate their health journey  Provide workforce with health careat most affordable cost  Ensure employees have broad choice and access to maintain and further improve their health and productivity  Deliver volume; early signs of deeper partnerships  Help delivery system partners drive better outcomes via broader array of services (including insights) that improve care patterns and risk management  Help health plans win and growth through PBM and MBM services  Create a new healthcare services business complementary to health plan offering that expands our ability to drive health plan growth  Partner to provide broad and convenient pharmacy access to consumers  Enable (via services) pharmacies to become a more influential point of contact with consumers, with tighter alignment across medical and pharmacy  Finance purchase of most drugs  Support therapy innovation and value based outcomes through real world insights   Engaged in policy dialogue to ensure access, choice and affordability for consumers  Support research and data sharing efforts to enable innovation and improve quality of care

Transaction Overview

Purchase Price & Consideration	• ~$67 billion cash and stock transaction • Consideration consists of $48.75 and 0.2434 shares of stock of the combined company per Express Scripts share • Represents a premium of 31% over Express Scripts' closing price as of March 7, 2018
Ownership	• Cigna shareholders will own 64%; Express Scripts shareholders will own 36%
Financing	• Pro forma debt-to-capitalization of ~49%, projected to return to 30s in 18-24 months post-close • Committed to retaining investment grade debt ratings
Leadership & Governance	• Upon closing, the combined company will be led by David Cordani as President and CEO • Tim Wentworth will assume the role of President of Express Scripts, Inc. • The combined company's board will be expanded to 13 directors, including four independent members of the Express Scripts board
Approvals & Closing	• Subject to Cigna and Express Scripts shareholder approval, as well as regulatory approvals • Anticipated closing December 31, 2018

12

Delivers Meaningful Shareholder Value

- Significantly broadens and strengthens Cigna's growth profile
- Strong EPS[1] profile with double digit accretion in first full year post-close, excluding the impact of Express Scripts' transitioning clients
- Greater than ~$600 million of retained synergies, primarily reflecting the benefit of administrative efficiencies
- Meaningful opportunities for additional synergies to be realized through integration of complementary platforms over the longer term
- Generates significant cash flow from service-oriented business to support strategic growth initiatives
- Financial strength and flexibility to delever and maintain investment grade debt ratings

Enhancing Cigna's revenue and earnings growth

13

 Robust Future Revenue Growth  14  $123B  Pro forma    Projected  6-8%  EXPECTED ANNUALREVENUE GROWTH    Competitively attractive revenue growth across a diversified portfolio of businesses  Revenue2

Transaction Generates Strong, Diversified Earnings Profile

EPS


2x
$20–$21
$2-$3
Accretion
$10.46
$18
Initial target
2017A
2021E

Accretive in Year 1

- Stronger fundamental demand for Cigna's products and services
- Improvements in cost of care
- Operating efficiencies
- Robust free cash flow generation

Increases 2021 EPS growth target to $20–$21

15

 16  Sources & Uses of Capital  Sources ($B)  Uses ($B)  Available Cash  New Debt and Commercial Paper  Express Scripts Debt Assumed  New Equity Issued in Transaction  Purchase Equity  Express Scripts Debt Assumed  Other  7.2  22.5  13.2  26.6  54.0  15.0  0.6  Total Sources  69.6  Total Uses  69.6      Upon closing, proforma debt to capitalization ratio will be ~49%Prioritization of debt repayment over other forms of capital deployment until leverage returns to the 30s in 18 to 24 monthsPost-close, ability for some continued capital deployment

Driving Meaningful Stakeholder Value

Health Care System	• Enables Better Affordability, Clinical Quality and Customer Experiences Through: – Expanded Consumer Choice – Strengthened Patient-Provider Alignment and Connectivity – Broadened Access and Personalized Value • Advances Ongoing Pursuit to Address Societal Health Needs – Post-closing, $200M Investment in Charitable Foundation
Shareholders	• Attractive Long-term Revenue Growth • Immediate Accretion in Year One • Substantial Free Cash Flow Generation • Doubling EPS target from 2017 to 2021

17

Appendix

 19    Focus on differentiated strengths  Definitions of Key Financial Terms  1Adjusted income from operations is defined as shareholders’ net income excluding the following after-tax adjustments: net realized investment results, net amortization of other acquired intangible assets and special items. Special items are excluded because management believes they are not representative of the underlying results of operations. This consolidated measure is not determined in accordance with accounting principles generally accepted in the United States (GAAP) and should not be viewed as a substitute for the most directly comparable GAAP measure, shareholders’ net income.We are not able to provide a reconciliation to shareholders’ net income (loss) on a forward-looking basis because we are unable to predict, without unreasonable effort, certain components thereof including (i) future net realized investment results and (ii) future special items. These items are inherently uncertain and depend on various factors, many of which are beyond our control. As such, any associated estimate and its impact on shareholders’ net income could vary materially.2The measure “consolidated operating revenues” is not determined in accordance with GAAP and should not be viewed as a substitute for the most directly comparable GAAP measure, “total revenues.” Cigna defines consolidated operating revenues as total revenues excluding realized investment results. Express Scripts core business excludes the contributions from Coventry and Catamaran, both of which were acquired and are transitioning off the Company’s book of business, as well as Anthem.